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Filed by Dean Foods Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Dean Foods Company
Commission File No.: 001-08262

Suiza Foods Corporation and Dean Foods Company will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Suiza free of charge by requesting them in writing from Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations, or by telephone at (214) 303-3400. You may obtain documents filed with the SEC by Dean Foods free of charge by requesting them in writing from Dean Foods Company, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Corporate Secretary, or by telephone at (847) 678-1680.

Suiza and Dean Foods, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the merger. Information about the directors and executive officers of Suiza and their ownership of Suiza shares is set forth in the proxy statement for Suiza’s 2000 annual meeting of shareholders. Information about the directors and executive officers of Dean Foods and their ownership of Dean Foods stock is set forth in the proxy statement for Dean Foods’ 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

Safe Harbor Statement

Some of the statements in this document are “forward-looking” and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These “forward-looking” statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies’ expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies’ projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions

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generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

* * * * *

      The communication filed herewith is a slide presentation that Dean Foods intends to utilize in meetings with investors, stockholders and analysts.

# Suiza Foods and Dean Foods

## The Dairy Food Industry Leader

*April 2001*

# Forward Looking Statement Disclaimer

Some of the statements that we will make in this presentation will be "forward-looking" and we make them pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward looking" statements include statements relating to (1) the impact we expect the proposed transaction to have on earnings per share, (2) our expectations about our ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies we expect to realize as a result of the proposed transaction, (4) when we expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) our projected combined sales, EBITDA and margins, (7) our ability to implement and continue our branding initiatives and product innovations in a cost effective manner, (8) our ability to obtain financing for the transaction upon the terms contemplated, and (9) our ability to meet our stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. These risks and uncertainties are described in our press release announcing the proposed transaction. Other risks affecting Suiza Foods' business are identified in its filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for year ended December 31, 2000. All forward-looking statements in this presentation speak only as of the date of this presentation. Other risks affecting Dean Foods' business are identified in its filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended May 28, 2000. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any changes in the events, conditions or circumstances on which any such statement is based.

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# Other Legal Information

Suiza Foods and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOING PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza Foods and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400) or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean in connection of the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean. You may obtain the proxy statements of Suiza and Dean free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

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# Agenda

- Transaction Overview
- The Combined Company
- Financial Information

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# Transaction Summary

| | |
|---|---|
| **Consideration Per Dean Share** | $21.00 in cash + 0.429 shares of Suiza common stock<br>• No cap or collar |
| **Value Per Dean Share** | $40.92 per share<br>26% premium to closing price on April 4th |
| **Basic Share Ownership** | 65% Suiza Foods, 35% Dean Foods |
| **Total Value** | $2.5 billion, including $1.0 billion of assumed debt |
| **Purchase of DFA Interest** | Exchange approximately $165.0 million and six plants in overlapping regions for interest in Suiza Dairy Group |
| **Tax Treatment** | Stock consideration to be tax-free to Dean shareholders |
| **Dividend Policy** | No dividends expected after closing |

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# Transaction Summary

| | |
|---|---|
| **New Name** | Dean Foods Company |
| **Headquarters** | Dallas, Texas |
| **Chairman** | Howard Dean |
| **CEO** | Gregg Engles |
| **Board Structure** | 15 Directors (10 Suiza, 5 Dean) |

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# The Industry Leader with Unsurpassed Capabilities

- $10 billion dairy and specialty foods company with almost $1.0 billion in EBITDA
- National geographic reach
- Strong portfolio of brands
- Deep and experienced management team with a proven track record of acquisition integration and performance

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# Creating Significant Shareholder Value

- Expected to be 5-10% accretive in first full year to cash earnings per share(1)
- Expected to be neutral to GAAP EPS on first full year
- $60 million in synergies in first full year following closing
  - Corporate overhead
  - Advertising and promotional costs
  - Operating improvements
  - Purchasing
  - Other
- Annual synergies of $120 million by the end of year three following closing

(1) Assumes adoption of the Business Combinations and Intangibles exposure draft issued by the Financial Accounting Standards Board.

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# Creating Significant Shareholder Value

- Over $1.5 billion in projected free cash flow before debt repayments over 5 years
- Accelerated earnings growth due to rapid deleveraging
- Opportunity to improve asset utilization and increase operating efficiencies
- Greater ability to invest in product development
- Expanded market capitalization and liquidity

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# Regulatory Considerations

- Immediate HSR filing
- Meet with DOJ to discuss divestitures
  - Commitment to divest six plants in overlapping territories
- DFA exchange of minority interest in Suiza Dairy Group for six plants and approximately $165.0 million
- Significant competition will remain in all markets where the combined company operates after divestitures

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# Strategy for Continued Growth

- Deliver highest level of customer service and product quality
- Provide one-stop shopping for national and super-regional customers
- Focus on cost reductions
- Introduce innovative products
  - Packaging
  - Technology
  - Partnerships
- Develop our significant brands
  - Support existing flagship brands
  - Effective use of marketing and advertising

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# Key Statistics

*($ and share data in millions)*

| | Suiza Foods | Dean Foods | The New Dean Foods[2] |
|---|---|---|---|
| Net Sales[1] | $5,756 | $4,272 | $9,528 |
| EBITDA[1] | $520 | $339 | $879 |
| Diluted Shares Outstanding | 36.7 | 35.6 | 52.4 |
| Plants | 83 | 60 | 137 |
| Routes | 4,000 | 2,200 | 6,000 |
| Employees | 18,000 | 14,000 | 30,000 |

(1) As of December 2000 for Suiza and as of February 2001 for Dean. EBITDA excludes non-recurring items.
(2) Adjusted for synergies and agreed upon asset sales to DFA.

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# Current Corporate Structures

Suiza Foods
SFA
33.8%
66.2%
100%
Suiza Dairy Group
Morningstar
Puerto Rico
100%
Leche Celta
75%
Consolidated Container
43%
DEAN FOODS
100%
100%
100%
Dairy Group
National Refrigerated Products
Specialty Foods Group
50%
38%
Land O' Lakes Joint Venture
White Wave

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# The New Dean Foods Corporate Structure

The New Dean Foods
100%
Dairy Group
100%
Morningstar
100%
Specialty Foods Group
Puerto Rico
100%
Suiza Dairy
Dean Dairy
National Refrigerated Products
Leche Celta
75%
50%
38%
Land O' Lakes Joint Venture
White Wave
Consolidated Container
43%

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# Strong Product Platform for Growth

## The New Dean Foods

Fresh Milk & Cream
$5.5b / 57.8%
UHT Milk & Cream
$1.1b / 11.6%
Ice Cream /
Novelties
$0.9b / 9.5%
Cultured Products
$0.6b / 6.3%
Juice drinks /
Water
$0.5b / 5.3%
Pickles
$0.4b / 4.2%
Other
$0.3b / 3.2%
Powders
$0.2b / 2.1%

Note: As of December, 2000 for Suiza and February, 2001 for Dean. Excludes revenue from six dairy operations to be sold to DFA.

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# Serving the Entire Dairy Case and Beyond

| | The New Dean Foods | |
|---|---|---|
| | Private label | Branded |
| Fluid milk (fresh, flavored, SS, ESL) | ✔ | ✔ |
| Organic milk | | ✔ |
| Soymilk | | ✔ |
| Lactose-free milk | | ✔ |
| Ice cream, novelties | ✔ | ✔ |
| Sour cream, cottage cheese, dips, yogurt | ✔ | ✔ |
| Juice drinks, bottled water | ✔ | ✔ |
| Egg substitute | | ✔ |
| Half-and-half | ✔ | ✔ |
| Coffee creamers | ✔ | ✔ |
| Aerosol, pre-whip topping | ✔ | ✔ |
| Pickles | ✔ | ✔ |
| Salad dressing | ✔ | ✔ |
| Sauces & pudding | ✔ | ✔ |

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# History of Product Innovation

INTERNATIONAL
Delight
FRENCH VANILLA

Sun Soy

- International Delight
- Sun Soy
- kidsmilk / fitmilk

Marie's Pourables

Chug Pack
CHOCOLATE MILK

Dean's
Dips for One
FRENCH ONION DIP

Silk
SOYMILK
Silk

- Chugs
- Dips for One
- Marie's Pourables
- Silk

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# Unparalleled Portfolio of Regional Brands

Suiza Foods | Dean Foods

## Suiza

Lehigh Valley Dairies
Schenkel's
Tuscan
Garelick Farms
Dairy Fresh
Frostbite
Barbe's
PET
Borden
Swiss
Foremost
Trauth
Flav-O-Rich
schepps
Oak Farms
Model Dairy
Suiza Dairy
MountainHigh
Robinson Dairy
Meadow Gold
Brown's Dairy
Country Fresh
Celta
Adohr Farms
Garrido

## DEAN FOODS

Land O Lakes
Berkeley Farms
Wengert's Dairy
Dean's
Goldenrod
Creamland
Purity
Meadow Brook
Price's
McArthur Dairy
Alta Dena
Reiter Dairy Inc.
Price's
Dean Foods Company of California, Inc.
Bell/Gandy's
Mayfield Dairy Farms
Dairy Express
T.G. Lee Dairy

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# Coast-to-Coast Direct Store Delivery System

Suiza Foods
DEAN FOODS

LAND O LAKES
Meadow Gold
Model Dairy
Berkeley Farms
ADOHR FARMS
ALTA DENA
SWISS
Robinson Dairy
BORDEN
Creamland
Bell/Gandy's
schepps
Price's
Oak Farms
Barbe's
Brown's Dairy
McARTHUR DAIRY
T.G. LEE
Purity
PET
Dairy Fresh
Dean's
Dairymens
Schenkel's
Country Fresh
Reiter Dairy Inc.
Meadow Brook
GARELICK farms
Tuscan
DAIRY EXPRESS

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# Sources and Uses of Funds

*($ in millions)*

| Sources | | Uses | |
|---|---|---|---|
| New Senior Debt | $2,550 | Purchase of Dean Equity | $1,460 |
| Suiza Stock | 725 | Refinance Existing Debt | 1,500 |
| | | Cash Purchase of DFA Joint Venture | 165 |
| | | Fees and Other | 150 |
| **Total Sources of Funds** | **$3,275** | **Total Uses of Funds** | **$3,275** |

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# Anticipated Capitalization

*($ in millions)*

| | |
|---|---|
| New Senior Debt | $2,550 |
| Existing Senior Notes | 700 |
| Other | 150 |
| Total Debt | $3,400 |
| TIPES | 600 |
| Equity | 1,350 |
| Total Capitalization | $5,350 |
| Debt / EBITDA | 3.8x |

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# 2000 Combined Income Statement

*($ in millions)*

| | Suiza[1] | Dean Foods[2] | Anticipated Divestitures of Operations | Anticipated Transaction Adjustments | As Adjusted |
|---|---|---|---|---|---|
| Net Sales | $5,756 | $4,272 | ($500) | | $9,528 |
| EBITDA | 520 | 339 | (40) | 60[3] | 879 |
| *Margin* | *9.0%* | *7.9%* | 8.0% | | *9.2%* |
| EBIT | 380 | 218 | (29) | 31[4] | 600 |
| *Margin* | *6.6%* | *5.1%* | 5.8% | | *6.3%* |

(1) December 31, 2000 before non-recurring items.
(2) Latest twelve months ended February 25, 2001 before non-recurring items.
(3) Anticipated first year net synergies.
(4) Reflects purchase accounting adjustments for depreciation and amortization.

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# Creating Significant Shareholder Value

- Expected to be 5-10% accretive in first full year to cash earnings per share(1)
- Greater opportunity for top and bottom line growth
- $60 million in synergies in first full year following closing
- Annual synergies of $120 million by the end of year three following closing
- Over $1.5 billion in projected free cash flow before debt repayments over five years
- Accelerated earnings growth due to rapid deleveraging
- Well-capitalized company with simplified corporate structure

(1) Assumes adoption of the Business Combinations and Intangibles exposure draft issued by the Financial Accounting Standards Board.

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